Exhibit (6)(i)

Execution Version

THE INTERESTS REPRESENTED BY THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

PHOENIX OPERATING LLC

This Amended and Restated Limited Liability Company Agreement (as amended, restated or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), dated October 23, 2023 (the “Effective Date”), of Phoenix Operating LLC, a Delaware limited liability company (the “Company”), is entered into by the Company, Phoenix Capital Group Holdings, LLC, a Delaware limited liability company and the sole voting member of the Company (the “Voting Member”), and any Profits Interest Members (as defined herein) who may from time to time acquire Profits Interests (as defined herein) as provided herein.

WHEREAS, the Company was formed pursuant to the Delaware Limited Liability Company Act, 6 Del. C. 18 § 101, et seq., as amended from time to time (the “Act”) with the filing of the certificate of formation of the Company (as amended, restated or otherwise modified from time to time in accordance with the Act, the “Certificate”) on January 6, 2022 with the Secretary of State for the State of Delaware;

WHEREAS, the Company and Voting Member previously entered into that certain Limited Liability Company Agreement of the Company, dated as of January 13, 2023 (as amended, modified and supplemented from time to time prior to the date hereof, the “Prior Agreement”), pursuant to which the Voting Member was admitted as a Member (as defined herein);

WHEREAS, immediately prior to the execution hereof, all members of the Company other than the Voting Member forfeited their respective equity interests in the Company; and

WHEREAS, the parties hereto desire to (i) continue the Company as a limited liability company in accordance with the Act and (ii) amend and restate the Prior Agreement in its entirety by adopting and executing this Agreement in order to, among other things, provide for the management of the Company and its affairs, the conduct of the Company’s business, the respective rights and obligations of the Members to each other and to the Company and certain other matters, in each case, upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties hereto agree to amend and restate the Prior Agreement as follows and adopt the following as the “limited liability company agreement” (as defined in the Act) of the Company:

ARTICLE I

DEFINITIONS

The following terms shall have the meanings set forth below unless otherwise expressly provided herein:

“Act” shall have the meaning given to it in the recitals to this Agreement.

“Adjusted Capital Account” means, with respect to any Member, the balance in such Member’s Capital Account as of the end of the relevant Taxable Year or other period, after giving effect to the following adjustments:

(a)    add to such Capital Account any amounts which such Member is obligated to restore pursuant to this Agreement or is deemed to be obligated to restore to the Company pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentence of each of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)    subtract from such Capital Account such Member’s share of the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

“Affiliate” shall mean any Person that directly or indirectly controls, is controlled by, or is under common control with another Person.

“Agreement” shall have the meaning given to it in the recitals to this Agreement.

“Capital Account” means the capital account maintained for each Member on the Company’s books and records in accordance with the following provisions:

(a)    To each Member’s Capital Account there shall be added (i) the amount of cash and the Gross Asset Value of any other asset contributed by such Member (at the time of such contribution) to the Company, (ii) such Member’s allocable share of Profits and any items in the nature of income or gain that are specially allocated to such Member pursuant to Article IV or other provisions of this Agreement and (iii) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

(b)    From each Member’s Capital Account there shall be subtracted (i) the amount of cash and the Gross Asset Value of any Company asset(s) (other than cash) distributed to such Member pursuant to any provision of this Agreement, (ii) such Member’s allocable share of Losses and any other items in the nature of expenses or losses that are specially allocated to such Member pursuant to Article IV or other provisions of this Agreement and (iii) liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(c)    In the event any LLC Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred unit.

(d)    In determining the amount of any liability for purposes of subparagraphs (a) and (b) above, there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and Treasury Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Sections 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Treasury Regulations. For the avoidance of doubt, the Capital Accounts of the Voting Member and the Profits Interest Members as of the Effective Date shall be equal to the capital accounts of such Member in the Company as of immediately prior to the Effective Date, as reflected in the register maintained by the Manager.

“Capital Contribution” shall mean, with respect to any Member, any contribution to the capital of the Company by a Member in cash, property or services, or a binding obligation to contribute cash, property or services, whenever made; provided that, for purposes of this definition: (x) Capital Contributions by the Voting Member shall be determined by the Voting Member in its sole discretion as of the last day of each fiscal year of the Company, calculated as the weighted average cost of capital to the Voting Member during such fiscal year plus two percent (2.00%) (or such other rate determined in good faith by the Manager from time to time) and will include (i) the all-in cost to the Voting Member of making such Capital Contributions (including, but not limited to, borrowing costs, professional fees and other transaction-related costs and expenses, but excluding indirect expenses such as rent, shared office supplies and other general corporate overhead) and (ii) the value of any amount of capital raised by the Company with the assistance of the Voting Member; and (y) the Capital Contribution of a Profits Interest Member shall be determined as prescribed in the Profits Interest Award with respect to any of such Profits Interest Member’s Profits Interests.

“Cause” shall mean, with respect to the Manager: (i) indictment, commission of or the entry of a plea of guilty or no contest to (A) a felony or (B) any crime (other than a felony) of moral turpitude or that causes or could reasonably be expected to cause the Company or its Affiliates public disgrace or disrepute, or adversely affects the Company’s or its Affiliates’ operations or financial performance or the relationship the Company has with any of its Affiliates; (ii) gross negligence or willful misconduct with respect to the Company or any of its Affiliates, including, without limitation, fraud, misappropriation, embezzlement, theft or proven dishonesty; (iii) refusal or failure to perform any material obligation or fulfill any duty to the Company, which failure or refusal is not cured to the extent that such refusal or failure is curable within fifteen (15) days after delivery of written notice thereof; or (iv) any material violation of any law, rule or regulation to which the Company, any of its Affiliates or the Manager are subject, including, without limitation, any law, rule or regulation of the U.S. Securities and Exchange Commission or the securities administrator of any state or commonwealth.

“Certificate” shall have the meaning given to it in the recitals to this Agreement.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

“Company” shall have the meaning given to it in the recitals to this Agreement.

“Company Minimum Gain” has the meaning set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d)(1) for the phrase “partnership minimum gain.”

“Depreciation” means, for each Taxable Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Taxable Year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Taxable Year or other period, Depreciation will be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such Taxable Year or other period bears to such beginning adjusted tax basis; provided, however, if the difference between an asset’s Gross Asset Value and adjusted basis for federal income tax purposes is being eliminated by use of the “remedial method” under Treasury Regulations Section 1.704-3(d), Depreciation for such Taxable Year or other period shall be determined under the rules prescribed by Treasury Regulations Section 1.704-3(d)(2). Notwithstanding the foregoing, if the federal income tax depreciation, amortization or other cost recovery deduction allowable for such Taxable Year or other period is zero, Depreciation will be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

“Effective Date” shall have the meaning given to it in the recitals to this Agreement.

“Entity” shall mean any general partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or other association.

“Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(a)    The initial Gross Asset Value of any non-cash asset contributed by a Member to the Company is the gross fair market value of such asset, as determined by the Manager.

(b)    The Gross Asset Value of all Company assets immediately prior to the occurrence of any event described in subparagraphs (i) through (v) below may be adjusted to equal their respective gross fair market values:

(i)    the acquisition of additional LLC Interests by a new or existing Member in exchange for a more than de minimis capital contribution, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Member in the Company;

(ii)    the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for LLC Interests, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii)    the liquidation or dissolution of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(iv)    the grant of more than de minimis LLC Interests in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in his capacity as a Member, or by a new Member acting in his capacity as a Member or in anticipation of becoming a Member of the Company, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; provided that such adjustment is consistent with the economic results contemplated by the parties under this Agreement; and

(v)    at such other times as the Manager may reasonably determine necessary or advisable in order to comply with Treasury Regulations Sections 1.704-1(b) and 1.704-2 in a manner consistent with the economic results contemplated by the parties under this Agreement.

(c)    The Gross Asset Value of any Company assets distributed to a Member is the gross fair market value of such asset (taking Section 7701(g) of the Code into account) on the date of distribution.

(d)    The Gross Asset Values of Company assets will be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), except that Gross Asset Values will not be adjusted pursuant to this subparagraph (d) to the extent that an adjustment pursuant to subparagraph (b) above is made in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

(e)    If the Gross Asset Value of a Company assets has been determined or adjusted pursuant to subsection (a), (b) or (d) above, such Gross Asset Value will thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses, and not by the depreciation, amortization and other cost recovery deductions taken into account with respect to that asset for federal income tax purposes.

“LLC Interest” shall mean a Member’s ownership interest in the Company’s capital, profits and loss and the voting and other rights and obligations with respect thereto as set forth in this Agreement.

“Manager” shall have the meaning given to it in Section 4.01.

“Member” shall mean a Voting Member or a Profits Interest Member.

“Member Minimum Gain” means an amount determined in accordance with Treasury Regulation Section 1.704-2(i) with respect to “partner minimum gain.”

“Member Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4) for the phrase “partner nonrecourse debt.”

“Member Nonrecourse Deductions” has the meaning set forth in Treasury Regulation Section 1.704-2(i) for the phrase “partner nonrecourse deductions.”

“Nonrecourse Deductions” has the meaning set forth in Treasury Regulation Sections 1.704-2(b)(1) and 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Treasury Regulations Sections 1.704-2(b)(3) and 1.752-1(a)(2).

“Person” shall mean any natural person or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

“Prior Agreement” shall have the meaning given to it in the recitals to this Agreement.

“Profits” and “Losses” means, for each Taxable Year or other period, an amount equal to the Company’s taxable income or loss for such year or period determined in accordance with 703(a) of the Code (for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Section 703(a)(1) of the Code will be included in taxable income or loss), with the following adjustments:

(a)    Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of Profits and Losses will increase the amount of such income and/or decrease the amount of such loss.

(b)    Any expenditure of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of Profits and Losses, will decrease the amount of such income and/or increase the amount of such loss.

(c)    Gain or loss resulting from any disposition of Company assets where such gain or loss is recognized for federal income tax purposes will be computed by reference to the Gross Asset Value of the Company assets disposed of, notwithstanding that the adjusted tax basis of such Company assets differs from their Gross Asset Value.

(d)    In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such income or loss, Depreciation will be taken into account for such Taxable Year or other period.

(e)    To the extent an adjustment to the adjusted tax basis of any asset included in Company assets pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s LLC Interests, the amount of such adjustment will be treated as an item of gain

(if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and will be taken into account for the purposes of computing Profits and Losses.

(f)    If the Gross Asset Value of any Company asset is adjusted in accordance with subparagraph (b) or subparagraph (c) of the definition of “Gross Asset Value” above, the amount of such adjustment will be taken into account in the Taxable Year of such adjustment as gain or loss from the disposition of such asset for purposes of computing Profits or Losses.

(g)    Notwithstanding any other provision of this definition of Profits and Losses, any items that are specially allocated pursuant to Section 5.05 hereof will not be taken into account in computing Profits or Losses. The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 5.05 hereof will be determined by applying rules analogous to those set forth in this definition of Profits and Losses.

“Profits Interest” shall mean an LLC Interest designated as a “Profits Interest” in the books and records of the Company and the holders of which having the rights to distributions and allocations set forth in this Agreement and the applicable Profits Interest Award.

“Profits Interest Award” means any written award agreement between the Company, on the one hand, and a Profits Interests Member, on the other hand, providing for the issuance to such Profits Interest Member of Profits Interests pursuant to the terms of this Agreement.

“Profits Interest Member” shall mean any Person who acquires a Profits Interest and, in connection therewith, executes a counterpart signature page or joinder agreement confirming such Person’s agreement to be bound by this Agreement. Any such counterpart signature page or joinder agreement shall be in such form as approved by the Manager in its sole discretion.

“Project” shall mean an existing or proposed drilling operation associated with a leasehold or mineral interest owned by the Voting Member and contributed to the Company.

“Project Expenses” shall mean the actual out-of-pocket expenses and costs required incurred by the Company with respect to the operation of an applicable Project by the Company.

“Regulatory Allocations” shall have the meaning given to it in Section 5.05(f).

“Tax Advances” shall have the meaning given to it in Section 5.11.

“Tax Matters Representative” shall have the meaning given to it in Section 5.09(a).

“Taxable Year” means the taxable period required by Section 706 of the Code and the Treasury Regulations promulgated thereunder.

“Treasury Regulations” means the income tax regulations, including temporary regulations, promulgated under the Code.

“Voting Member” shall have the meaning given to it in the recitals to this Agreement.

ARTICLE II

PURPOSE AND POWERS OF COMPANY

2.01    Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, conducting and overseeing petroleum drilling operations for and on behalf of the Voting Member and engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

2.02    Powers. The Company shall have the power and authority to take any and all actions necessary, appropriate, advisable, convenient or incidental to or for the furtherance of the purpose set forth in Section 2.01.

ARTICLE III

NAME AND ADDRESS OF MEMBERS

3.01    Voting Member. The name, address and LLC Interest of the Voting Member is as follows:

Name and Address	LLC Interest
Phoenix Capital Group Holdings, LLC	100%
18575 Jamboree Road, Suite 830
Irvine, CA 92612

3.02    Profits Interest Members. The Company may from time to time at the discretion of the Manager issue Profits Interests in one or more series to management personnel and other Person having a service relationship with the Company in exchange for those services rendered or to be rendered to the Company, subject to the provisions of Exhibit B, the other provisions of this Agreement and such other vesting provisions, repurchase options and other terms as the Manager shall determine as set forth in any agreement related to such issuance. No Profits Interest Member shall initially have a balance in such Profits Interest Member’s Capital Account with respect to any Profits Interest issued to such Person. The name of each Profits Interest Member, the amount of such Member’s Capital Account, if any, and the percentage interest of Profits Interests owned by such Profits Interest Member shall be set forth in a register to be maintained by the Manager, as the same may be amended from time to time. Any grantee of Profits Interests in accordance with this Section 3.02 shall be admitted as a Profits Interest Member of the Company upon execution of such documents and agreements as the Manager may require.

3.03    Changes to Register. If any of the information contained in the register maintained by the Manager changes, the Manager, without any further approval by the Members, shall promptly cause the register to be amended and restated to reflect those changes and the date as of which those changes are to be effective. The failure, however, of the Manager to take the foregoing action will not prevent the effectiveness of, or otherwise affect the underlying adjustments that would be reflected on, the amended and restated register.

3.04    Provisions Specific to Profits Interest Members. The following provisions shall apply to the Profits Interest Members and the Profits Interests held by the Profits Interest Members:

(a)    To the extent that a Profits Interest Member is receiving cash compensation as an employee or service provider from the Company, such payments shall constitute “guaranteed payments” as defined in the Code, and they shall be offset against any distributions to which the Profits Interest Member would otherwise be entitled under any other provision of this Agreement (without duplication of any offset provided in the terms of the applicable Profits Interest Award).

(b)    The Profits Interests held by a Profits Interest Member may not be transferred to any Person without the prior written consent of the Manager, which consent may be withheld by the Manager in its sole discretion. Any purported transfer by a Profits Interest Member that has not been approved by the Manager shall be null and void and without any force or effect.

(c)    In the event a Profits Interest Member is no longer employed or engaged to provide services related to the Company’s operations, the Profits Interests held by such Profits Interest Member will be treated as provided in the terms of the applicable Profits Interest Award.

3.05    Confidentiality. Each Member acknowledges that, as a Member of the Company, such Member has and will be given access to certain proprietary or confidential information concerning the Company and its business, which such Member received in confidence. Each Member, therefore, covenants and agrees to regard and preserve as confidential all such information that has been or may be obtained by such Member as a Member, Manager and/or officer of the Company. Except as otherwise required by applicable law, each Member further covenants and agrees that such Member will not, at any time during or after termination of such Member’s interest in the Company, without prior written authorization of the Company, disclose to, or make use of for such Member, or for any other Person, including their Affiliates, any confidential information concerning the business, methods, operations, financing or services of the Company.

ARTICLE IV

MANAGEMENT

4.01    In General. The business and affairs of the Company, including, without limitation, the day-to-day operations of the Company’s business, shall be under the direction of and managed by one (1) manager (in such capacity, the “Manager”). Except as otherwise expressly provided by the Act or any other provisions of applicable law, the Certificate or this Agreement, the Manager shall have all rights and powers on behalf and in the name of the Company to perform all acts necessary and desirable to the objects and purposes of the Company. All determinations, decisions and actions made or taken by the Manager shall be conclusive and binding upon the Company. The Voting Member hereby confirms the appointment of the Voting Member as the initial Manager, effective as of the date of this Agreement, such Manager to serve until it is removed by the Voting Member (any such removal only being for Cause) or resigns. In the event any of the foregoing events occurs, a replacement Manager may be designated by the Voting Member. No person dealing with the Company shall be required to inquire into the authority of the Manager to take any action or make any decision on behalf of the Company.

4.02    Officers. The Manager may, but shall not be required to, appoint such officers of the Company as it deems appropriate from time to time. All officers shall hold office until removed by the Manager or until their successors are elected. The officers of the Company shall have such titles, and such powers and authority, as from time to time shall be conferred upon them by the Manager.

4.03    Authority of the Members. As set forth above, the right and the authority of the Voting Member and any other Members to participate in the management and operation of the Company shall be expressly limited to such authority as provided in the Act or any other provisions of applicable law, the Certificate or this Agreement. In furtherance of the foregoing, and notwithstanding anything set forth in this Agreement to the contrary, without the consent or approval of the Voting Member, the Company shall not, and shall not enter into any commitment to: (i) modify the Certificate; (ii) make any material change in the business operated by the Company or enter into a new line of business; (iii) sell or otherwise issue any membership interests in the Company; (iv) incur any indebtedness or become responsible for the debts or obligations of any other Person; (v) make any loan or advance to, or a capital contribution or investment in, any Person; (vi) effect any transaction or series of related transactions involving the sale, lease, exchange or other disposition (including by merger, consolidation, sale of membership interests or sale of assets) by the Company of material assets; (vii) establish any subsidiary or enter into any joint venture or similar business transaction with any Person; or (viii) wind-up, dissolve, liquidate or terminate the Company or initiate a bankruptcy proceeding involving the Company.

4.04     Action Without a Meeting. Any action that may or is required to be taken at a meeting of the Manager or the Members may be taken without a meeting if a consent in writing, setting for the action so taken, shall be signed, in person or by proxy, before or after such action by the Manager or the Members required to act with respect to the subject matter thereof.

ARTICLE V

CAPITALIZATION OF THE COMPANY; ALLOCATIONS AND DISTRIBUTIONS; CAPITAL ACCOUNTS

5.01    Member Capital Contributions. The Voting Member has made the “Initial Capital Contribution” described for that Member on Exhibit A attached to this Agreement. Except as otherwise provided in this Agreement, any Member, including the Voting Member, may, but is not required to, make additional Capital Contributions to the Company with the consent of the Voting Member.

5.02    Projects and Project Expenses.

(a)    The Voting Member may from time to time contribute (but shall not have the obligation) Projects to the Company in its discretion. At the time of contribution, the Voting Member’s costs of acquiring the leasehold or other mineral interests giving rise to the drilling or extraction rights associated with the Project shall be reflected on the Voting Member’s Capital Account as a Capital Contribution to the Company.

(b)    At or before the time of contribution, the Voting Member and the Company shall agree on an initial budget for the balance of the year in which the applicable Project is contributed that will include and identify the estimated Project Expenses for such Project. Thereafter, but not later than December 15 of each year, the Voting Member and the Company shall agree on a budget for the following year’s estimated Project Expenses. In the event the Company is unable to obtain third-party financing, or otherwise provide, for such Project Expenses, the Voting Member shall be obligated to pay for and cover such Project Expenses as an additional Capital Contribution to the Company, which will be reflected on the Voting Member’s Capital Account at the time such amounts are provided to the Company for use.

5.03    Interests and Return of Capital Contribution. No Member shall receive any interest on such Member’s Capital Contribution. Except as otherwise specifically provided for herein, no Member shall be allowed to withdraw or have refunded any Capital Contribution.

5.04    Allocations of Profits, Losses and Credits of the Company. The Company will maintain for each Member owning any LLC Interests a separate Capital Account with respect to such LLC Interests in accordance with the rules of Treasury Regulations Section 1.704-1(b)(2)(iv) and as set forth in this Agreement. Except as expressly otherwise provided in this Agreement, the Company’s Profits and Losses will be determined and allocated with respect to each Taxable Year of the Company as of the end of such Taxable Year, at such times as the Company’s assets are revalued in accordance with the definition of Gross Asset Value and at such other times as determined appropriate by the Manager. Subject to the other provisions of this Article V, an allocation to a Member of a share of Profits or Losses will be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing those Profits or Losses. Subject to the other provisions of this Article V, for purposes of adjusting the Capital Accounts of the Members, the Profits and Losses for any Taxable Year or other period will be allocated among the Members in a manner such that the Adjusted Capital Account of each Member immediately after making such allocation is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Member pursuant to Section 5.10 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Gross Asset Value of the asset securing such liability), and the net assets of the Company were distributed in accordance with Section 5.10 to the Members immediately after making such allocation.

5.05    704(b) Allocations. Notwithstanding Section 5.04, the following special allocations shall, except as otherwise provided, be made in the following order:

(a)    If there is a net decrease in Company Minimum Gain or in any Member Minimum Gain during any Taxable Year or other period, prior to any other allocation pursuant hereto, such Member shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount and manner required by Treasury Regulation Sections 1.704-2(f) or 1.704-2(i)(4). The items to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2. This Section 5.05 is intended to comply with the minimum gain chargeback and partner nonrecourse debt minimum gain chargeback requirements of Treasury Regulation Section 1.704-2 and shall be interpreted consistently therewith.

(b)    Non-Recourse Deductions for any Taxable Year or other period shall be allocated (as nearly as possible) under Treasury Regulation Section 1.704-2 to the Members, pro rata in proportion to their respective LLC Interests.

(c)    Any Member Non-Recourse Deductions for any Taxable Year or other period shall be allocated to the Member that made or guaranteed or is otherwise liable with respect to the loan to which such Member Non-Recourse Deductions are attributable in accordance with the principles under Treasury Regulation Section 1.704-2(i).

(d)    If any Member unexpectedly receives any adjustments, allocations or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, then the Company shall specially allocate to such Member items of Company income and gain in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulations, such Member’s deficit in such Member’s Adjusted Capital Account as quickly as possible. This Section 5.05(d) is intended to comply with the “qualified income offset” provisions of Treasury Regulations Section 1.704-1(b)(2)(ii) and shall be interpreted consistently therewith.

(e)    No allocation of loss or deduction shall be made to any Member if, as a result of such allocation, such Member would have an Adjusted Capital Account deficit. Any such disallowed allocation shall be made to the Members entitled to receive such allocation under Treasury Regulation Section 1.704-1(b)(2)(iv) in proportion to their respective LLC Interests. If losses or deductions are reallocated under this Section 5.05(e), subsequent allocations of income and losses (and items thereof) shall be made so that, to the extent possible, but subject to Section 5.05(g), the net amount allocated under this Section 5.05(e) equals the amount that would have been allocated to each Member if no reallocation had occurred under this Section 5.05(e). For purposes of Section 752 of the Code and the Treasury Regulations thereunder, excess nonrecourse liabilities (within the meaning of Treasury Regulations Section 1.752-3(a)(3)) shall be allocated to the Members in accordance with their respective LLC Interests.

(f)    If the Company makes an election under Section 754 of the Code, to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases basis) or loss (if the adjustment decreases basis). Such election shall apply with respect to all distributions of property by the Company and to all transfers of interests in the Company during the Taxable Year with respect to which such election was filed and all subsequent Taxable Years. Further, such gain or loss shall be allocated specially to the Members in a manner consistent with the manner in which Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations. If applicable, the Tax Matters Representative and the Company shall cause any subsidiary of the Company to file and maintain such an election.

(g)    The allocations contained in Sections 5.05(a) through (d) (the “Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulation Sections 1.704-1 and 1.704-2. The Regulatory Allocations shall be taken into account in allocating net profits, net losses, credits and other items of income, gain, loss and deduction among the Members so that, to the extent possible, the aggregate of (i) the allocations made to each Member under this Agreement other than the Regulatory Allocations and (ii) the Regulatory Allocations made to each Member shall equal the net amount that would have been allocated to each Member had the Regulatory Allocations not occurred. The Manager shall take account of the fact that certain of the Regulatory Allocations will occur at a period in the future for purposes of applying this Section 5.05(g).

(h)    If any indemnity or reimbursement amount described in this Agreement or any other agreement among the Members (or their Affiliates) is borne other than in proportion to the Members’ LLC Interests but is required to be treated as a Capital Contribution, then an amount of Company items of deduction and loss (as reasonably determined by the Manager) shall be specially allocated to such Member to the extent necessary to effect the economic intent of such agreement.

5.06    Additional Allocation Provisions.

(a)    Except as expressly provided elsewhere in this Agreement or otherwise as required under Section 704(b) of the Code and the related Treasury Regulations, each item of income, gain, loss or deduction of the Company for federal income tax purposes shall be allocated to the Members in the same manner that the corresponding item of net profit, net loss or other item of income, gain, loss or deduction that affect the Capital Accounts of the Members was allocated pursuant to Sections 5.04 and 5.05.

(b)    In accordance with Section 704(c) of the Code and the applicable Treasury Regulations thereunder, income, gain, loss, deduction and tax depreciation with respect to any property contributed to the capital of the Company, or with respect to any property that has a Gross Asset Value different than its adjusted tax basis, shall, solely for federal income tax purposes, be allocated among the Members so as to take into account any variation between the adjusted tax basis of such property to the Company and the Gross Asset Value of such property. Any elections, accounting conventions or other decisions relating to such allocations shall be made by the Manager in a manner that reasonably reflects the purposes and intention of this Agreement, and complies with Code Sections 704(b) and 704(c) and the Treasury Regulations thereunder. For such allocations, the Manager may select any method permitted in the Treasury Regulations under Code Section 704(c) with respect to such allocations, including the “traditional method,” the “traditional method with curative allocations” and the “remedial allocation method.”

5.07    Tax Year. The Taxable Year of the Company shall be the calendar year, except as otherwise determined by the Manager.

5.08    Tax Elections. The Tax Matters Representative may cause the Company to make and file on a timely basis, refrain from making or revoke all tax elections provided for under the Code and the Treasury Regulations; provided, however, that the Manager shall not cause the Company to cease to be taxed as a partnership under the Code and associated Treasury Regulations without having obtained a consent of the Voting Member.

5.09    Tax Matters Representative.

(a)    The Manager shall serve as the “partnership representative,” as provided in Section 6223(a) of the Code (the “Tax Matters Representative”). The Tax Matters Representative may be removed at any time by the Manager and shall resign if it is no longer a Member. In the event of the resignation or removal of the Tax Matters Representative, the Manager shall select a replacement Tax Matters Representative.

(b)    The Tax Matters Representative is authorized and required to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by taxing authorities, including in any resulting proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and in any resulting proceedings, and shall, upon the direction of the Manager, contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. Without the consent of the Manager, the Tax Matters Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency or enter into any settlement agreement relating to items of income, gain, loss or deduction of the Company with any taxing authority.

(c)    The Tax Matters Representative shall make any and all elections on a timely basis and take any actions that are available to be made or taken by the Tax Matters Representative or the Company under the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code (including an election under Code Section 6226), and the Members shall take such actions reasonably requested by the Tax Matters Representative. To the extent that the Tax Matters Representative does not make an election under Code Section 6221(b) or Code Section 6226, (i) the Company shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4) and (5) and (ii) the Members shall take such actions as reasonably requested by the Tax Matters Representative, including filing amended tax returns and paying any tax due under Code Section 6225(c)(2)(A) or paying any tax due and providing applicable information to the U.S. Internal Revenue Service under Code Section 6225(c)(2)(B). Each Member agrees that such Member shall not treat any Company item inconsistently on such Member’s federal, state, foreign or other income tax return with the treatment of the item on the Company’s return. Any deficiency of taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226) shall be paid by such Member and, if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

(d)    The Company shall defend, indemnify and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Person’s responsibilities as the Tax Matters Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

5.10    Distributions. All distributions of cash or other property (except upon the Company’s dissolution, which shall be governed by the applicable provisions of the Act and Article VI hereof) shall be made 100% to the Members as set forth below. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the Members pursuant to this Section 5.10. Each distribution with respect to a Bucket (as defined in Exhibit B) to the Members shall be made in the following order and priority:

(a)    first, to the Voting Member in accordance with its unreturned Capital Contributions until an amount equal to the applicable Payout Threshold (as defined in Exhibit B) has been distributed to the Voting Member in accordance with the provisions in Exhibit B; and

(b)    thereafter, to the Voting Member and the Profits Interest Members, pro rata in accordance with their respective LLC Interests, with up to 15% being distributed to the Profits Interest Members as provided in the Profits Interest Awards and otherwise as determined by the Manager in its sole discretion. In the event that there are no Profits Interest Members at the time of any distribution, the entire balance shall be distributed to the Voting Member.

Any and all distributions to which a Profits Interest Member shall be entitled under this Section 5.10 are expressly subject to (A) any limitations or restrictions on such distributions as set forth in (i) any joinder agreement or similar agreement pursuant to which the Profits Interest Member becomes a party to this Agreement or (ii) any other agreement between the Company and such Profits Interest Member, and (B) the further limitation that such distribution shall not result in a Profits Interest failing to qualify as a “profits interest” within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343, and Rev. Proc. 2001-43, 2001-2 C.B. 191 upon issuance.

5.11    Withholding. The Company may retain or withhold amounts and make tax payments, including interest and penalties thereon (including any liability for taxes, penalties, additions to tax or interest imposed as an “imputed underpayment” (within the meaning of Section 6225 of the Code)), on behalf of or with respect to any Member (including for this purpose any former Member) (“Tax Advances”). All Tax Advances made on behalf of a Member shall, at the option of the Manager, (i) be promptly paid to the Company by the Member on whose behalf such Tax Advances were made or (ii) be repaid by reducing the amount of the current or next succeeding distribution or distributions that would otherwise have been made to such Member or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Partner. Whenever the Manager selects the option set forth in clause (ii) of the immediately preceding sentence for repayment of a Tax Advance by a Member, for all other purposes of this Agreement such Member shall be treated as having received all distributions unreduced by the amount of such Tax Advance. Each Member hereby agrees to indemnify and hold harmless the Company and the Manager and any partner, member, manager, director or officer of the Manager from and against any liability with respect to Tax Advances made or required to be made on behalf of or with respect to such Member. Such obligation shall survive this Agreement, the termination of a Member’s interest in the Company, and the termination of the Company.

ARTICLE VI

TERM; DISSOLUTION AND TERMINATION

6.01    Term. The term of the Company shall be perpetual unless the Company is dissolved and terminated in accordance with this Article VI.

6.02    Events of Dissolution. The Company shall be dissolved, and its affairs shall be wound up, upon the first to occur of the following: (a) the written consent of the Voting Member; (b) the occurrence of any event that terminates the continued membership of the Voting Member without the admission of a successor member to the Company; or (c) the entry of a decree of judicial dissolution under Section 18-802 of the Act or any successor statute.

6.03    Orderly Liquidation. A reasonable time as determined by the Manager not to exceed eighteen (18) months shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to the creditors so as to minimize any losses attendant upon dissolution.

6.04    Distributions. Upon liquidation, the Company assets (including any cash on hand) shall be distributed in the following order and in accordance with the following priorities:

(a)    first, to the payment of the debts and liabilities of the Company and the expenses of liquidation;

(b)    second, to the setting up of any reserves which the Manager deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company (and at the expiration of such period as the Manager shall deem advisable, but in no event to exceed eighteen (18) months, the Company shall distribute the balance thereof in the manner provided in the following subsection); and

(c)    third, 100% to the Members in accordance with Section 5.10.

ARTICLE VII

LIABILITY OF MEMBERS AND MANAGERS; OTHER BUSINESS AND TRANSACTIONS

7.01    Liability. Neither any Member nor the Manager shall have any liability for the obligations or liabilities of the Company except to the extent provided in the Act or as otherwise agreed in contract.

7.02    Outside Business. The Members and any of their respective Affiliates may engage in or possess an interest in any business venture of any nature or description, independently or with others, similar or dissimilar to the business of the Company, and the Company shall have no rights by virtue of this Agreement in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture, even if competitive with the business of the Company, shall not be deemed wrongful or improper. The Members and any of their respective Affiliates shall not be obligated to present any particular investment opportunity to the Company even if such opportunity is of a character that, if presented to the Company, could be taken by the Company, and the Members and any of their respective Affiliates shall have the right to take for their own account (individually or as a partner, shareholder, fiduciary or otherwise) or to recommend to others any such particular investment opportunity.

ARTICLE VIII

EXCULPATION AND INDEMNIFICATION

8.01    Exculpation.

(a)    The Voting Member and the Manager, whether acting as the Voting Member or the Manager, as applicable, or in any other capacity, shall each, to the fullest extent permitted by law, have no liability to the Company or to any other person for any loss, damage or claim incurred by reason of any error of judgment, act or omission, other than any act or omission constituting gross negligence or willful malfeasance, performed or omitted by the Voting Member or the Manager.

(b)    Each of the Voting Member and the Manager shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Voting Member or the Manager reasonably believes are within the professional or expert competence of such person or entity and who or which has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses or any other facts pertinent to the existence and amount of assets from which distributions to the Members might properly be paid. The foregoing provision shall in no way be deemed to reduce the limitation on liability of the Voting Member or the Manager provided in Section 8.01(a).

8.02    Duties and Liabilities of the Voting Member and the Manager.

(a)    To the extent that, at law or in equity, either the Voting Member or the Manager has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other person, neither the Voting Member nor the Manager, acting under this Agreement, shall be liable to the Company or to any other Person for its reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of either the Voting Member or the Manager otherwise existing at law or in equity, are agreed to replace such other duties and liabilities of the Voting Member and the Manager.

(b)    Whenever in this Agreement the Manager or the Voting Member is permitted or required to make a decision (i) in such Person’s “discretion” or under a grant of similar authority or latitude, the Voting Member or the Manager, as applicable, shall be entitled to consider only such interests and factors as such Person desires, including such Person’s own interests, and shall have no duty or obligation to given any consideration to any interest of or factors affecting the Company or any other Person, or (b) in such Person’s “good faith” or under another express standard, the Voting Member or the Manager, as applicable, shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or other applicable law.

8.03    Indemnification. To the fullest extent permitted by applicable law, the Voting Member and the Manager (irrespective of the capacity in which such Person acts) shall be entitled to indemnification from the Company for any loss, damage or claim incurred by the Voting Member or the Manager by reason of any error of judgment, act or omission, other than an act or omission constituting gross negligence or willful malfeasance, performed or omitted by such Person on behalf of the Company; provided, however, that any indemnity under this Section 8.03 shall be provided out of and to the extent of Company assets only, and neither the Voting Member nor the Manager shall have any personal liability on account thereof.

8.04    Expenses. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by the Voting Member or the Manager in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding.

8.05    Insurance. The Company may purchase and maintain insurance, to the extent and in such amounts as the Manager shall, in its sole discretion, deem reasonable, against any liability that may be asserted against or expenses that may be incurred by any such person or entity in connection with the activities of the Company or such indemnities, regardless of whether the Company would have the power to indemnify such person or entity against such liability under the provisions of this Agreement.

8.06    Other. The Voting Member and/or the Manager and the Company may enter into indemnity contracts with any other Person granting such Person rights of indemnification and may adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under this Article VIII and containing such other procedures regarding indemnification, all as the Manager determines in its sole discretion.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.01    Application of Delaware Law. This Agreement, and the interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Delaware, without reference to its choice of law provisions, and specifically the Act.

9.02    Notices. Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and personally delivered, or sent by overnight courier or certified mail return receipt requested, or by telephone or facsimile, if such telephone conversation or facsimile is followed by a hard copy of the telephone conversation or facsimile communication sent by overnight courier or certified mail return receipt requested, charges prepaid and addressed to the address for notice purposes set forth in this Agreement, or to such other address as such Person may from time to time specify by notice to the Company and the Members. Any such notice shall be deemed to be delivered, given and received for all purposes as of the date so delivered. Any correctly addressed notice that is refused, unclaimed or undeliverable because of an act or omission of the party to be notified shall be deemed effective as of the first date that said notice was refused, unclaimed or deemed undeliverable by the postal authorities, messenger or overnight delivery service.

9.03    Amendments. Except as otherwise provided in this Agreement, no amendment or modification of this Agreement shall be effective unless approved in writing by the Voting Member and, in the event of any amendment or modification that would have a material and negative impact on the rights of any Profits Interest Member, if any, such Profits Interest Member.

9.04    Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders, and vice versa.

9.05    Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

9.06    Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

9.07    Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

9.08    Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company.

9.09    No Partition.

(a)    Each Member irrevocably waives any right that such Member might otherwise have to maintain any claim for partition with respect to any property of the Company or to compel any sale or appraisal of any Company asset.

(b)    The Members do not hold undivided interests in any asset of the Company, but rather an interest in the Company itself, which for all purposes is considered to constitute personal property.

9.10    Consent to Jurisdiction; Waiver of Jury Trial. ANY CLAIM BROUGHT BY THE COMPANY, ITS OFFICERS OR THE MANAGER AGAINST ONE OR MORE MEMBERS OR FORMER MEMBERS OF THE COMPANY RELATING IN ANY RESPECT TO THIS AGREEMENT, THE OPERATION OF THE COMPANY OR THE OFFERING OF THE LLC INTERESTS MAY, AND ANY CLAIM BROUGHT BY ONE OR MORE MEMBERS OR FORMER MEMBERS OF THE COMPANY, ITS CURRENT OR FORMER OFFICERS OR DIRECTORS OR THE MANAGER RELATING IN ANY RESPECT TO THIS AGREEMENT OR THE OPERATION OF THE COMPANY, SHALL BE BROUGHT AND ENFORCED IN THE CITY OF WILMINGTON IN THE STATE OF DELAWARE, IN THE COURTS OF THE STATE OF DELAWARE, OR THE COURTS OF THE UNITED STATES FOR THE DISTRICT OF DELAWARE (TO THE EXTENT SUBJECT MATTER JURISDICTION EXISTS THEREFOR), AND THE MEMBERS AND THE COMPANY IRREVOCABLY SUBMIT TO THE JURISDICTION OF BOTH SUCH STATE AND FEDERAL COURTS IN RESPECT OF ANY SUCH CLAIM. THE MEMBERS AND THE COMPANY IRREVOCABLY WAIVE ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO LAYING THE VENUE OF ANY SUCH ACTION OR PROCEEDING IN EITHER SUCH COURTS, AS WELL AS THE RIGHT TO ASSERT THAT ANY CLAIM BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH MEMBER HEREBY IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM AGAINST THE COMPANY, THE MANAGER, ITS AFFILIATES OR OFFICERS OF ANY OF THE FOREGOING RELATING IN ANY WAY TO THIS AGREEMENT ORTHE OPERATION OF THE COMPANY.

9.11    Compliance with Law. To the extent permissible by law, in the case of any inconsistency between this Agreement and the Act, the provisions of this Agreement control.

9.12    Entire Agreement. This Agreement, together with the terms of any joinder agreement or other documentation approved by the Manager in its sole discretion, sets forth all of the promises, agreements, conditions and understandings between the parties respecting the subject matter hereof and supersedes all prior or contemporaneous negotiations, conversations, discussions, correspondence, memoranda and agreements between the parties concerning such subject matter.

9.13    Counterparts; Electronic Transmission. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. The exchange of copies hereof, including signature pages hereto, by facsimile, e-mail or other means of electronic transmission shall constitute effective execution and delivery hereof as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures transmitted by facsimile, e-mail or other means of electronic transmission shall be deemed to be original signatures for all purposes.

9.14    Legal Counsel. This Agreement has been prepared by Latham & Watkins LLP, as counsel to the Company after full disclosure of its representation of the Company and with the consent and at the direction of the Company and of each Member. Each Member acknowledges that it has reviewed the contents of this Agreement and fully understands its terms. Each Member acknowledges that it is fully aware of its right to the advice of counsel independent from that of the Company and has had the opportunity to seek the advice of independent counsel. Each Member further acknowledges that Latham & Watkins LLP has provided no advice or representations to such Member regarding the tax consequences of this Agreement to the Member, and that such Member has been advised to seek the advice and consultation of such Member’s own personal tax advisers with respect to such tax consequences.

[Signature Page Follows]

The Members hereby execute this Amended and Restated Limited Liability Company Agreement for the purpose of becoming parties hereto and agreeing to perform their obligations and duties hereunder and being entitled to enjoy their rights and benefits hereunder.

VOTING MEMBER:	Phoenix Capital Group Holdings, LLC, a Delaware limited liability company

	By:	/s/ Lindsey Wilson
	Name:	Lindsey Wilson
	Title:	Manager

[Signature Page to Amended and Restated Limited Liability Company Agreement of Phoenix Operating LLC]

The Company hereby executes this Amended and Restated Limited Liability Company Agreement for purposes of becoming a party hereto and agreeing to perform its obligations and duties hereunder and being entitled to enjoy its rights and benefits hereunder.

COMPANY:	Phoenix Operating LLC, a Delaware limited liability company

By: Phoenix Capital Group Holdings, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Lindsey Wilson
	Name:	Lindsey Wilson
	Title:	Manager

[Signature Page to Amended and Restated Limited Liability Company Agreement of Phoenix Operating LLC]

Exhibit A

[On file with the Manager.

The Company agrees to

furnish supplementally a

copy of such omitted

schedule to the SEC upon

request]

Exhibit B

[On file with the Manager. The Company agrees to furnish supplementally a copy of such omitted schedule to the SEC upon request.]

(6)

If the Company is sold (in whole or in part), the Manager will allocate the value of the sale across the Buckets. The proceeds from the sale will first be applied to Costs remaining to be recouped, and secondarily, if funds remain, to Members in accordance with their LLC Interests.

(a)

A sale will immediately create a Bucket for the year in which the sale is transacted (i.e., the Company will not wait until year-end to create the Bucket if assets are being sold that were part of the current year’s Bucket). This will allow any potential “gain” from the “current year” to be distributed to Members.

(b)	Applicable proceeds from a sale will be paid promptly to Members.